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SEC
Securities and Exchange Commission
Trading and Markets

19006325

MAR 0 4 2019

RECEIVED

SEC FILE NUMBER
8- 32409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
U S Participations Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Kacey Court   Suite 201
                              (No. and Street)

Mechanicsburg   PA   17055
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas S. Lonergan   (717) 731-1161
                                               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
              (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the
collection of information
contained in this form are not required to respond
unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas J. Lonergan   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Participations Ltd.   , as of December 31   , 2018, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President/Chief Compliance Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
US Participations Ltd.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of US Participations Ltd. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1985
Abington, Pennsylvania
February 19, 2019

3

U S Participations Ltd.
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents (Note 2)	$	26,802
Prepaid expenses		472
Total assets	$	27,274

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$	1,601
Total liabilities		1,601

Stockholders' Equity:

Common stock, no par value, authorized - 3,000 shares, issued and outstanding - 804 shares		16,355
Retained earnings		9,318
Total stockholders' equity		25,673
Total liabilities and stockholders' equity	$	27,274

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Operations
For the Year Ended December 31, 2018

Revenue

Commissions on direct participation programs	$	2,500
Interest		17
Total revenue		2,517

Expenses

Director's fee	2,500
Regulatory fees	2,200
Professional fees	3,500
Other	69
Total expenses	8,269
Income before income taxes	(5,752)
Provision for income taxes	-
Net income	$ (5,752)

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock Shares		Common Stock Amount		Retained Earnings		Total Stockholders' Equity
Balance at December 31, 2017	804	$	16,355	$	15,070	$	31,425
Net income	-		-		(5,752)		(5,752)
Balance at December 31, 2018	804	$	16,355	$	9,318	$	25,673

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Changes in Liabilties Subordinated
  to Claims of General Creditors
For the Year Ended December 31, 2018

Subordinated borrowings at December 31, 2017	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2018	$	-

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:

Net Income	$ (5,752)
Changes in assets and liabilities:	
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(621)
Net cash used in operating activities	(6,373)
Net decrease in cash	(6,373)
Cash at beginning of year	33,175
Cash at end of year	$ 26,802

Supplemental disclosures of cash flow information
Cash paid during the year for:

Income taxes	$ -
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Notes to Financial Statements
December 31, 2018

---

1. Organization

U S Participations Ltd. ("the Company") is a registered securities broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Company has agreed to limit its business to the distribution of direct participation programs. The Company, like other securities firms, is directly affected by general economic and market conditions. The Company is also subject to the risks of the real estate market because its business is limited to that industry.

2. Summary of Significant Accounting Policies

Investment Banking – Investment banking revenue – include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

Cash and cash equivalents - are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2018 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2015.

Subsequent Events – Management has evaluated the impact of all subsequent events through February 19, 2019, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4.   **Related Party Transactions**

The Company has an "Expense-Sharing Agreement" with Northeast & Bucks Co. T/A Mullin & Lonergan Associates Inc. ("M&L") which is an affiliated company. Under the terms of the agreement M & L agrees to pay all of the overhead expenses of the Company. The Company is not obligated to repay M & L for such disbursements. The method of allocating overhead expenses to the Company is based on the square footage of the office space occupied by the Company divided by the total office space in the building occupied by M&L.

5.   **Net Capital Requirements**

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $25,201 which was $20,201 in excess of its net capital requirement of $ 5,000. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was .0635 to 1.

6.   **Computation for Determination of Reserve Requirements**

The Company operates pursuant to the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (as amended) and accordingly, is exempt from the remaining provisions of that rule. The Company maintains a "Special Account for the Exclusive Benefit of Customers". The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ended December 31, 2018.

U S Participations Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Schedule I

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	25,673
Deduct stockholders' equity not allowable for Net Capital:		0
Total stockholders' equity qualified for Net Capital		25,673

Deductions and/or charges:
  Non-allowable assets:

Prepaid expenses and other assets	472
Total non-allowable assets	472

Net Capital	$	25,201

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Accounts payable and accrued expenses	$	1,601
Total aggregate indebtedness	$	1,601
Percentage of aggregate indebtedness to Net Capital		6.35%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

U S Participations Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6/2/3% of $1,601)	$	107
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	20,201
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	19,201

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No difference exists betweent the broker's most recent, unaudited, Part IIA filing and
the Annual Audit Report.

U S Participations Ltd.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2018   **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with
Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3
   No material difference exists between the broker's most recent, unaudited, Part IIA
   filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
US Participations Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) US Participations Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Abington, Pennsylvania
February 19, 2019

US PARTICIPATIONS LTD.

Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2018

In accordance with the Company's membership agreement with FINRA
the Company is designated to operate under the exemptive provisions of paragraph
(k)(2)(i). The Company does not handle cash or securities on behalf of customers.
Therefore, the Company, to its best knowledge and belief, is in compliance with
Rule 15c3-3 and has been so throughout the year ended December 31, 2018.

Signed,

Thomas J. Lonergan
President/Chief Compliance Officer